Exhibit 4.7
Summary of Employment Arrangements
between Bayer Aktiengesellschaft
and Dr. Richard Pott
Term: Dr. Pott was appointed member of the Board of Management of the Company by the Supervisory Board effective May 1, 2002. The term will expire on April 30, 2007.
Compensation: The aggregate remuneration of Dr. Pott for 2005 is comprised of the following elements:
Base salary: EUR 412,236. Dr. Pott also received remuneration in kind and other payments totaling EUR 39,044 and consisting mainly of amounts such as the value assigned for taxation purposes to the use of a company car.
Fixed supplement: EUR 170,647
Variable Bonus: EUR 843,713 (determined by attainment of the group EBITDA target)
Stock-based compensation: The current entitlement for 2005 — along with compensation arising from previous years’ programs, parts of which are not yet earned was EUR 284,248.
     Retirement: Dr. Pott is entitled to receive pension up from the age of 60. The yearly pension entitlement is based on at least 30% of the sum of the last yearly base salary and fixed supplement. This percentage increases over time depending on years of service as a Board member and determines the final target pension level which is capped at 80%. Upon expiration of the current term the level of 80% will be reached. These amounts are in addition to any amounts received as a result of his participation in Bayer’s Employee Pension Plan (See Item 6).